UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2008
Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.
(Translation of Registrant’s Name into English)

506 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F  X     Form 40-F _____

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _____   No  X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _____  No X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _____  No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alberta Star Development Corp.
(Registrant)

By /s/ Tim Coupland
President & CEO

Date February 7, 2008

ALBERTA STAR DEVELOPMENT CORP.

Suite 506 - 675 West Hastings Street - Vancouver - British Columbia - V6B 1N2
Telephone: (604) 681-3131 Facsimile: (604) 408-3884

NEWS RELEASE

Feb 7, 2008	TSX Trading Symbol: ASX
OTCBB Trading Symbol: ASXSF
Frankfurt Trading Symbol: QLD

ALBERTA STAR CONTINUES TO PROCEED WITH ITS “ACCESS AND BENEFITS AGREEMENT” AFTER A STRONG VOTE OF CONFIDENCE FROM THE DELINE LAND CORP.

Alberta Star Development Corp., (the Company”) listed on the TSX Venture Exchange (ASX) and on the OTCBB (ASXSF) and on Frankfurt (QLD), is pleased to announce that the Company met with Senior executives of the Deline Land Corporation who recently attended a Conference in Vancouver, BC. The Deline Land Corp. continued to express their complete satisfaction and strong endorsement of the Company’s performance, technical and management capabilities and progress working within the Sahtu district.

DELINE LAND CORP. ACKNOWLEDGES ITS FULL SUPPORT FOR ALBERTA STAR’S ELDORADO & CONTACT LAKE IOCG & URANIUM PROJECT

The management of Alberta Star met with members of the Deline Land Corporation to confirm the current status of its Access & Benefits Agreement with the Deline Land Corporation representing the Sahtu & Métis people of Deline, Deline District, Great Bear Lake, NT. The meeting established that the “Access & Benefits Agreement” will be honoured by both signatories to the agreement, Alberta Star and the Deline Land Corp.. Attending the meeting were Peter Menacho, President Deline Land Corporation, Raymond Tutcho, Chief of the Sahtu Dene (Deline District), Leonard Kenny, Director, Danny Gaudet, Chief Negotiator & Deline Self Government Team, Orlena Modeste, Environmental and Uranium advisor and Morris Neyelle, Uranium advisor, Deline First Nation. As well, the Deline Land Corporation reiterated that Alberta Stars two “Class A” drill permits are in good standing and all aspects of the Company’s permits will be honoured.

Peter Menacho, newly elected President of the Deline Land Corporation stated: “We continue to strongly support Alberta Star’s exploration, technical and management capabilities and its progressive business initiatives being employed in the Sahtu region. Alberta Star has been an outstanding corporate citizen and has honored all its signed agreements and obligations with the Deline Land Corp. who represents the Sahtu district. The Sahtu Dene & Metis peoples and First Nation businesses have benefited from our continued friendship and partnership with Alberta Star and its management team. We look forward to continue working closely with the Company in the coming years”.

Alberta Star is one of the largest employers in the Sahtu district. One third of all exploration expenditures in the Sahtu District of the Northwest Territories were directly attributed to Alberta Star’s regional exploration programs.

Tim Coupland, President & CEO of Alberta Star Development Corp. commented: “This is another vote of confidence for Alberta Star enhancing the Company’s probability of success in this remote region of Canada. The Company has created a strong, long term partnership and working relationship with the Deline Land Corp. and the Sahtu Dene & Metis peoples of the Deline District, NT. The Company considers its long term relationship and the well being of the community of Deline, as the cornerstone to a successful and long term working relationship with the Sahtu Dene & Metis peoples.

The Company’s management continues to work tirelessly to engage, inform and address all of the relevant issues with the Sahtu Dene peoples through a process of extensive consultation and ongoing dialogue. This consultation process was designed to educate and highlight the various growth phases of both the Eldorado & Contact Lake IOCG & uranium Projects and the long term opportunities and benefits associated with the successful development of the Projects. The Company views the continued endorsement of these two Class “A” permit amendments as confirmation of the Company’s long term policy strategy of responsible and sustainable development. These development philosophies combined with First Nations community outreach programs have created a strong partnership and working relationship with the Deline Land Corp. and the Sahtu Dene & Metis peoples of Deline, NT.

PERMITTING – SUSTAINABLE PERMITTING STRATEGIES

The Company has implemented sound business models for the long term sustainable development for the Sahtu region in the Northwest Territories. The Company gives its unwavering support to the NWT Chamber of Mines and its pro-mining exploration initiatives and the implementation of more reasonable permitting strategies by Federal and Territorial governments on grass-roots exploration projects. The Company feels this is pivotal to industry and essential to long term sustainable and responsible growth of the region.

ELDORADO & CONTACT LAKE-5 YEAR CLASS “A” DRILLING PERMITS ISSUED-FULLY PERMITTED AND HONOURED FOR 2008

The Company has been granted two new amended five-year Sahtu Land & Water Board Class “A” Land Use Permits amendments (Eldorado/Glacier Lake and Contact Lake) for long term diamond drilling at both the Eldorado & Contact Lake Projects. The Eldorado/Glacier Lake Permit (Permit No. SO5C-012) is valid until April 26, 2013 and the Contact Lake permit (Permit No.S05C-002) is valid until August 24, 2012. The amended Eldorado & Glacier Lake permit authorizes up to 100,000 meters of drilling and the amended Contact Lake Permit authorizes up to 100,000 meters of drilling and collectively the permits cover an area of over 98,027.77 acres. The two five year Class “A” drill permit amendments were submitted to the Sahtu Land & Water Board in January 2007 and were approved and issued on June 6, 2007.

The Company has also submitted a formal application for a third drill permit to the Sahtu Land and Water Board (SLWB). This third “5-Year” drill permit application has requested 15,000 meters of drilling per year, over a five-year period for a total of 75,000 meters which includes the area of the recently discovered Eldorado South radiometric anomaly. This prospective uranium target is being prepared for reconnaissance and detailed sampling, mapping and subject to receipt of the third drill permit, drilling in 2008.

THE ELDORADO & CONTACT LAKE IRON OXIDE COPPER, GOLD, SILVER AND URANIUM PROJECTS

The Eldorado & Contact Lake Permit Areas are located on the east side of Great Bear Lake in Canada’s Northwest Territories. The permit areas are situated 470 kilometers north of the city of Yellowknife. The total size of the Eldorado & Contact Lake Permit area covers over 39,671.83 hectares (98,027.77 acres) in size. The Eldorado & Contact IOCG + uranium project areas include six past producing high grade silver and uranium mines. These include the Echo Bay Silver Mine which produced 23,779,178 ounces of silver and the Eldorado Uranium Mine which produced 15 million pounds of uranium and 8 million ounces of silver (Normin NTGO: Senes Report 2005). The Contact Lake Silver and Uranium Mine, Bonanza and El Bonanza Silver and Uranium mines are included within the Company’s land ownership package. Olympic Dam style volcanic-hosted hydrothermal iron-oxide copper, gold style of deposits are attractive targets for exploration and development due to their poly-metallic nature, high unit value and enormous size and grade tonnage potential. The Eldorado Mineral Belt which is situated in the Great Bear Magmatic Zone, NT, has long been recognized by geologists as one of the most prospective iron oxide copper, gold, silver and uranium regions in northern Canada.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star Development Corp. is a Canadian mineral exploration company that identifies, acquires, finances advanced stage exploration projects in Canada. The Company is committed to creating long term shareholder value through the discovery of base, precious metals and uranium.

INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, the Company’s In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663 and Mr. Mario Drolet at MI3 Communications Company at (514) 904-1333.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland. President and CEO
Alberta Star Development Corp.
Tel 604.681.3131 Fax 604.408.3884
www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland
President & CEO

Lou Covello B.Sc., P.Geo is the qualified person for the Eldorado & Contact Lake IOCG and Uranium Projects.

These results have been prepared under the supervision of Lou Covello, B.Sc., P.Geo who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. All rock samples were analyzed by Acme Analytical Laboratories Ltd. (“ACME”) in Vancouver B.C., Canada using ICP-MS and ICP-FA analysis techniques.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This news release contains certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans” “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change. For further information investors should review the Company’s filings that are available at www.sedar.com or contact Tim Coupland, President at (604) 681-3131.